Exhibit 99.8

CONSENT OF GIL LAWSON

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Goldcorp Inc. (the “Company”) for the year ended December 31, 2015 (collectively, the “Annual Report”), I, Gil Lawson, consent to the references to my name in connection with (including, as an expert or “qualified person”) the Annual Report and any of the exhibits thereto, including as to (i) other than with respect to the Red Lake Mines, Peñasquito Mine, Cerro Negro Mine and Éléonore Mine, my review and approval of all the mineral reserves, ore reserves and mineral resources estimates as at December 31, 2015 contained therein, and (ii) other than with respect to the Red Lake Mines, Peñasquito Mine, Cerro Negro Mine, Éléonore Mine and Pueblo Viejo Mine, all scientific and technical information contained therein.

I also hereby consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805 and 333-195816 on Form S-8 and 333-207371 on Form F-3.

Date: March 29, 2016

/s/ Gil Lawson
Name:	Gil Lawson, P. Eng.